

June 21, 2018

DongJu Song
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: Supervalu Inc.**
> **PRE 14A filed June 12, 2018 by Supervalu Inc.**
> **File No. 001-05418**

Dear Mr. Song:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to these comments by amending the filing and/or by providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meanings ascribed to them in the filing.

General

1. Please advise us why the EDGAR header tag used to identify the above-captioned filing was PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings including the revised preliminary proxy statement filed in response to these comments and any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags included in the EDGAR Filer Manual.

2. In your next filing, please fill in the blanks in the proxy statement, to the extent that they relate to matters known to you, even if they may need to be adjusted subsequently. For example, you have left blank the ownership percentages in the "Security Ownership of Certain Beneficial Owners" section.

Voting Procedures, page 1

3. The table on page 1 indicates that broker discretionary voting will be allowed with respect to the proposal to ratify the appointment of KPMG LLP as the Company's independent

registered public accounting firm. However, it is our understanding that exchange rules do not permit discretionary voting by brokers on any matter in a contested solicitation, at least to the extent that brokers receive the dissident shareholder's solicitation materials. In addition, it is unclear why the "Impact of Broker Non-Vote" column appears at all. Please revise or advise.

Form of Proxy

4. Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

5. Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c) to the disclosure standard codified in that provision.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions